Filed by Sizzle Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41005

Subject Company:
Critical Metals Corp.
Commission File No. 132-02858

The following is a transcript of a communication made available on SPACInsider on June 23, 2023 concerning the proposed business combination between Sizzle Acquisition Corp. (Nasdaq: SZZL) and Critical Metals Corp.

Nick Clayton

Hello, and welcome to another SPAC Insider podcast where you bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. The supply of Lithium has come into sharp focus as an essential ingredient in the rise of EVs and other clean energy systems, but tapping into that resource has frequently come with geopolitical and ESG concerns. Against that backdrop, Australia and Frankfurt listed minor, European Lithium announced an 838 million deal in October. To spin off its Wolfsberg Lithium mine in Austria, in a combination with Sizzle Acquisition Corp, the near NASDAQ listed entity called Critical Metals would represent a pure Europe based lithium mining play that already has offtake and processing agreements in hand. I’m Nick Clayton, and this week my colleague Marlina Haddad, and I speak with Critical Metals chairman Tony Sage. Tony tells us how he expects the bump up to the NASDAQ to generate value for the company and what key milestones Critical Metals has to watch for as it gets it lithium out of the mine and into batteries. Take the listen. So Tony, let’s start with the big news. You announced just at the beginning of this month that you’ve signed a binding turn sheet to launch a lithium hydroxide processing plant in Saudi Arabia. That’s something that you’ve been progressing on for quite a while. So why is that such an important milestone for Critical Metals?

Tony Sage:

Oh, it’s huge. I, I met, um, the, uh, minister in Saudi Arabia at the Future Metals, uh, conference where I was a speaker at, uh, on Lithium, and they mentioned that got about 50 billion to spend to bring in industries, especially green industries like the lithium industry, the gigafactory industry, and to produce that, you really need to have the hydroxide on site. So, uh, when we started talking, I said I had a mine in Austria ready to export in a few years time. Would you consider, uh, partnering with us and, uh, yeah, we signed a binding agreement. So we started that process in January and we signed the binding agreement last week. So fantastic news for the company and huge cost savings. I mean, just one I’ll go through now is, uh, in Austria where our mine is, is 65 cents a kilowatt hour for power, and power is about 30% of our inputs. And in, uh, Saudi Arabia, it’s 5 cents a kilowatt, so we’re saving 12 x on our 30% of our inputs. So massive cost savings. There are others, but we’ll leave that for another time. Yeah,

Nick Clayton:

That’s really interesting because just on the face that I was wanting to ask about that, just in interested in how the geography of all of this will work, because it seemed like your Wolfsberg Lithium mine in Austria was just so perfectly positioned to serve the manufacturing customers in central Europe. And so from a location standpoint, was the power, and I guess the, the local support, kind of the main issue, why it made sense to kind of extend a little more globally further south with that?

Tony Sage:

Yeah, the power is, uh, the, the, obviously the biggest ingredient, but, uh, there are other, other inputs. Uh, sulfuric acid, uh, is a lot cheaper in Saudi Arabia. The tax rate, uh, in Austria is about 33, and in, in Saudi is about 20. So all those things are gonna be a huge benefit to our, uh, shareholders. Uh, the extra transport costs is, is minimal. We’re, um, gonna access the fast train network that’s being built now. It finishes in 2025, 2026, which is a fast train from Italy right up to Berlin. Uh, it passes within seven kilometers of our site, and we’ll put it in containers down there to the port, and the Saudi’s will come and pick it up in their ship. And it’s a probably a two day trip down to, uh, where, where they’re gonna start producing the hydroxide. So the extra transport cost is far saved by the, by the savings we’re making on the power of the tax, uh, et cetera.

Marlena Haddad:

Interesting. And Critical Metals, other big partnership is the binding long-term offtake agreement that you announced with BMW last December. So how much of your overall supply do you expect BMW to purchase? And ultimately, how will the automaker be supporting you as you get up and running?

Tony Sage:

Oh, look, it’s a massive, massive CO for us. I mean, BMW have never signed an agreement with a miner before. Uh, our agreement back in October last year, we’re gonna produce probably around 10 and a half thousand tons of hydroxide per annum. BMW’s contract is for six years with a three year option, uh, to take 9,000 tons of that, uh, 10 and a half. So we still have some excess that we can sell on the open market, and we’ll probably be able to do that over the next year or so. We’re not in a hurry to sell that extra. But, uh, yeah, huge a and, uh, just the, the amount of, uh, political support, the, the amount of local support that we’ve got from the Europeans, having a partner such as BMW is, is been a massive plus for, uh, Critical Metals.

Marlena Haddad:

And so in general, do you think it would be beneficial to diversify Critical Metals customers once this agreement comes up for renewal? Or do you think exclusivity is the way to go?

Tony Sage:

Look? I think, um, exclusivity, yeah. To have a big partner. Uh, there’s, there’s many different ways that, uh, BMW can help everyone knows their political, uh, experience, uh, in operating in Europe, we are not that experienced at that level in the industrial area, in the mining area, yes, but not the industrial area. And we will lean on them for help in certain areas that we may be lacking as a partner. So having a single partner, especially based in Europe, is gonna be a big, big, big benefit to us. Look, the, the agreement does run out, uh, in six with a three year option. I don’t think they will not take that option. And it really depends on, on, on the state of the lithium market, obviously back in, at the end of the, the six or nine years. So, but yeah, we’ll be looking for partners probably, uh, for the extra, uh, 1500 that we haven’t sold to them, uh, probably in year three or four to see if they, uh, are really interested in extending the, the contract past the six years and then going forward from there. But yeah, I think it’s essential having a good long-term large European partner for us.

Nick Clayton:

Yeah, definitely. And I’m also just interested in going back a bit in terms of the know, the, the mine itself from the Western perspective. Uh, there’s this perception that lithium deposits are very far flung throughout the world, you know, Australia, south America, China. So when was this resource discovered in Austria, and how did Critical Metals manage to get the rights to it?

Tony Sage:

Yeah, look, that’s a very story. The actual, uh, Austrian government were actually looking for a different mineral back then. Uh, in the eighties, uh, they came across this deposit. They thought it was absolutely extensive. So they, instead of doing a lot of dru preparatory drill work, they just built the mine. Uh, they just dug these attics and the attics will fit D9s in them. They’re that big. Uh, and they just followed the seam of the lithium. And, um, so between 1983 and 1988, they just built this tremendous mine. And, uh, the lithium price back then, which wasn’t really for batteries, it was mainly for crockery and high-end China, the, obviously the health industry. So the lithium price had collapsed around 88, so they just closed the mine, and it was never opened again until we came across it in, uh, 2012. Uh, still lithium for EVs wasn’t a big thing at the time in 2012, but I saw the potential that we, uh, bought the mine off the local landowner.

Uh, we started mining it in about 2016, early 17. We took out 3000 tons of material, and we, uh, built a pilot plant, uh, in Germany with 300 tons they put through. And that’s why we’re able to, unlike most of the other juniors, are able to have a very strong product. We’ve actually made some product, uh, that we can, uh, we sent to BMW and, uh, every other else that was looking for it. And that’s because we were able to mine the, uh, the deposit because the Austrian government left it in such good condition and it hadn’t been touched. So yeah, it’s, uh, a lot, uh, a fortune, uh, a lot of luck, but I think a bit of foresight that, uh, lithium would be, uh, as huge as it is today, way back in 2012.

Nick Clayton:

Yeah. And so where do things stand in terms of fully developing that mine right now? What are your kind of your next big milestone as you get towards full operations there?

Ton Sage:

Look, uh, on the, um, the biggest milestone obviously is the production of the, uh, bankable feasibility or definitive feasibility study, whichever one you like to call it, that was completed in March. Uh, it showed a very, very robust project. Uh, the NPV came out at 1.5 billion US, so very robust. So the next step now is to finalize the financing of the mine, and we’re going through that process now. So the next big hurdle is the, the financing. And once the financing’s in place, we hope to start construction in the last quarter this year. Yeah.

Nick Clayton:

And, and looking at some of the other things you have there in terms of, you know, I’m sure there’s a lot of uncertainty around them now, but what is the status of your two projects in Ukraine, and how much work have you been able to get done there with everything else that’s been going on for the last couple years? Uh,

Tony Sage:

A lot of the work has been done. Uh, it was, uh, drilled out extensively in the seventies, eighties, and nineties by the, um, the authorities in the Ukraine. So we have a, a resource number, uh, which we are able to publish. Uh, there’s 90 million tons going 1.36%. We bought that in, uh, the la latter end of 20, and then the tanks rolled in in, uh, so yeah, look, it, it’s difficult. We, we can’t really work on it for various reasons, but, uh, it’s sitting there, it’s on the west side of the country, so nowhere where the, uh, Russian military has been able to, to put anything, they don’t want that area of the country anyway. So look, as soon as the conflict finishes, we know that’s gonna be a fantastic asset for the company going forward. That obviously, if we haven’t touched on it yet, there is a, a, uh, a, a demerger on the SPAC happening so that that asset will stay with European lithium, not Critical Metals going forward.

Marlena Haddad:

Got it. And so overall, what is your read on what the market for lithium is going to look like over the next few years? I mean, there’s clearly growing demand, but also more supply coming in. So do you think that we’ll see a steady rise in prices or perhaps some big fluctuations?

Tony Sage:

Look, the worldwide electrification and energy transition, uh, is, it’s clear, uh, all governments, especially western governments, uh, are really pushing, um, the, uh, the green agenda very hard. I mean, I think you’ll find that most European governments will not allow internal combustion engine cars. New ones on the road varies from 2030 to 2035. So you’re gonna see a massive increase, uh, and I think it’s been about a 70% increase in, in the production of, uh, EVs itself. But, you know, everyone concentrates on EVs, but when’s the last time you saw a power tool with a cord on it? Um, I mean, that’s a massive industry. The electric bike industry is massive. Um, but the biggest one that I see going forward that batteries will be used for is the, um, power grids massive. One was just built in Australia, a hundred million megawatt, uh, capacity to hold power.

So, so, so the industry is gonna get bigger and bigger over the next 10 years. Uh, that’s why most of the supply looks like is going to increase from various countries. Uh, there is a, a concern geopolitically that most of the export of the actual hydroxide is coming from China. I think the world remembers, uh, in July, 2021, where they had 97% of the world’s, uh, rare earth production, and that just ceased, uh, they just turned the tap off. And the rest of the world now is scrambling to find the rare earths. So would the, the worry is do not let China control most of the lithium hydroxide market. So you’re seeing hydroxide plants being built. There’s one being built in Australia, I think there’s one in the states, so they, they’re trying to diversify out of, uh, the geopolitical problem that you may have. But yeah, it’s just gonna get bigger and bigger. Any new technology that comes along, about 200 billion has been spent so far on this technology, and no one’s gonna throw that away quite quickly. Uh, even if a new technology does come along down the track, it will be many, many, many decades before, uh, it, it changes from this sort of technology.

Marlena Haddad:

Yeah. And just going off of that, uh, given the national security and environmental concerns around some of the major sources of lithium, do you see Critical Metals being able to charge a premium for supply over the long term?

Tony Sage:

Yeah, look, I think, uh, that will happen. I mean, there’s, there’s also talk now. I mean, I think, uh, quite a few brine projects in Chile being halted now because of the new president coming in there and giving a lot of power to the local population re regarding water rights, et cetera, et cetera. So, you know, a lot of the extra supply that was gonna come on by, uh, those projects, uh, have stopped the guy, um, is, is talking about nationalizing the whole of the lithium industry, which is sort of scared quite a few people thinking about what happened to Venezuela when they nationalized their oil industry. So look, there is a lot of geopolitical problems. I think you will get a premium for products, and I think we will get a premium down the track because a lot of the supply of lithium, as you just mentioned, does not come from Europe.

So we will be the very first, uh, we hope to be, I can’t say we will be, but we hope to be the very first suppliers of lithium out of Europe for the EV industry. So yeah, I think our product would probably get a, uh, a little bit of a premium several o of the, uh, big German manufacturers I, I can’t mention who have stopped dealing with the DRC for example, because of ESG requirements. They don’t know if they use child labor, for example, as one of the things, the last thing a a car company in, in, in Europe wants is them associated, uh, getting their supply chain from there. So being a supply chain in Europe, I think we can extract a premium on ESG requirements.

Marlena Haddad:

And then in terms of demand, are there different prices that off-takers are willing to pay based on the usage, whether it’s an EV battery o’r a phone component, or perhaps something else?

Tony Sage:

No, not really. The, uh, hydroxide is, is probably set now, um, prior, it may have been that case, but right now, as the industry has got more mature, there are pricing mechanisms in place. So, you know, um, there’s a Fastmarkets price, for example, that most people trade off the back of, and most of our contracts going forward, the suppliers and the buy side want to get a, a price that they can work their numbers to. They don’t really want to be able to pay, like, for example, four or five months ago, it was touching $80,000 ton for hydroxide, um, from seven and a half thousand tons. Uh, do so that seven and a half thousand dollars a ton back in, uh, late, uh, 2020. So it’s been a meteoric rise, it’s settled back down into the mid forties now, which is, uh, which is a good price. So I think most of the, uh, prices will be set, uh, by the market.

Nick Clayton:

Right. And moving over to the SPAC side of things, you know, how did you decide that a US listing made sense for Critical Metals? And I’m sure you were watching the MP materials deal and how that went. Was that one of the things that sort of turned your head towards the SPAC option?

Tony Sage:

Look, I, I was at, uh, p conference, uh, last year in, uh, 2022, and, uh, I bumped into, um, some brokers that, uh, convinced me that we are on the wrong market. We are undervalued compared to some of our peers because most of our peers in Australia are Australian lithium manufacturers, right. So, um, it really opened my eyes to, to valuations. So the market caps of the companies that are on the Nasdaq are, are completely different to the market caps of the, of where we were sitting at in Australia. So that was number one. Number two was the access to funds. As you know, in, in the bankable feasibility, the total project will get close to 850 million US dollars. So accessing that sort of capital for a asset in Europe from Australia would’ve been a lot more difficult than us doing it, uh, from the Nasdaq. So they, they’re the two main reasons why, uh, we want to shift, uh, the, uh, asset from the Australian company called European lithium to Critical Metals.

Nick Clayton:

Yeah, that’s actually exactly what I wanted to ask about next in terms of, you know, you have the experience with the Frankfurt and Australian markets there, um, and, and the exchanges and the IPO process and all of that. I guess when the US uh, opportunity sort of came up then, what sort of, what, what put SPACs on that map and what were some of the advantages you saw there?

Tony Sage:

Yeah, look, uh, SPAC, uh, I didn’t know anything about them, to tell you the truth. I mean, it’s not, uh, a thing we have in Australia or in the German market that, you know, that we’re in as well in Frankfurt. We don’t know when the, the, uh, shareholder meeting is for the SPAC at the moment, just awaiting, um, SEC approval. So that process, uh, will happen. But yeah. Um, so already there’ll be funds in the bank and, uh, the, the, the SPAC process, I, I knew nothing about, uh, SPACs 12 months ago. I know a lot now, uh, how they work and what interested me the most was the access to the capital in the SPAC and then afterwards, uh, because our CapEx on the whole project, uh, would’ve be about 850 million and being a small company in Australia, how would we access that sort of funds? So I realized, uh, the ASX and the Frankfort market wasn’t, uh, for us. So then we looked at, uh, IPOing in the US and, uh, uh, I was at the, uh, conference in, um, in Toronto where I met, uh, some people and they talked about, uh, SPACs, and that’s how I, I, I first found out about them and, uh, did a lot of research and the rest is history.

Marlena Haddad:

So how does Critical Metals plan to deploy proceeds from this deal? And, uh, you just mentioned the CapEx needed, but how much is that fully needed into getting the Wolfsberg mine fully up and running?

Tony Sage:

So the, um, the main reason, obviously for the Nasdaq listing then is access to capital. So our CapEx in total is split in two parts, 850 in total. So about 450 of that will be used for the Austrian mine and concentrate plan. And then the concentrate obviously gets sent to Saudi, and that’s about 400 million. So the 400 million is already gonna be fully funded, uh, as part of the JV deal with the Saudis. So really we need 450 million. So the access to that through the Nasdaq, I thought was gonna be a lot better for us than accessing those funds in Australia or in Frankfurt.

Marlena Haddad:

And are you looking at acquiring or developing any new mine projects beyond the ones already in your portfolio?

Tony Sage:

Look, I, I, I’ve got, uh, access to probably a huge network. I’ve been in the business 45 years. I’ve got so many projects that get sent to me, and what we decided to do is not keep the name of the Australian company. What we decided to do was keep, uh, Critical Metals, uh, change the, the company to Critical Metals. So anything in that space, uh, obviously with board and shareholder approval we’ll be looking at and not just being a, uh, having a one project in the company. So those sort of assets will be nickel, copper, and rare earths, especially those three that would as, as well as other lithium projects. Yeah, so we’ll be on the hunt for a lot more projects. Um, because I think another reason would be that, uh, it’d be quite boring, even though that we’re gonna have a fantastic company producing lithium, once you start constructions, there’s not much news flow coming out to the market. We’ve got a talented team of people, uh, on the board, uh, and our staff. So we, we have potential to do and look for other projects that will create a lot of synergies within Critical Metals.

Nick Clayton:

Soon. And kind of developing some, uh, IP around some of the processing, uh, of the lithium that you’re, you’re bringing out and, and maybe being able to, to tailor certain things to certain partners on the off taking side.

Tony Sage:

Yeah, look, the, we’ve done that. We, uh, we, as I said earlier in the, in the talk that we mined the Wolfsburg mine and we’ve now got a flow sheet directly attributable to that mine, no other company has been able to do what we’ve done because the access to a mine itself, uh, is very difficult because most of the explorers out there just, uh, have a drill core or, or rock samples, which they chip off and they put it through a test tube in, in, in, in a lab. But we were able to build a pilot plant. So the IP that we’ve got is second to none in relation to us now having a clear flow sheet for engineers to build the plant for us.

Nick Clayton:

I don’t want you to give away any of your secret sauce or anything, but it’s just interesting the story of how you came upon, you know, this particular project. Do you think there’s some other things out there where other, you know, potential sources of resource where some party was looking for one thing and, and maybe found a bit of, uh, lithium or some other important resource long ago and, and there are some, some other opportunities kind of like that, that I’ve been a little forgotten about?

Tony Sage:

Yeah, look, there, there is a funny story in, in my past I was looking for diamonds and, uh, we found iron ore and, uh, we became the biggest iron ore producer, uh, in that particular country. Uh, so yeah, you do stumble across things when you are looking, uh, as explorers that you don’t expect the, uh, work that you pre-do, geophysics, et cetera, only give you an indication what’s under the ground. It doesn’t tell you what it is exactly. So there’s been lots of discoveries, uh, people were surprised at and they’ve been quite big mines. So, yeah. Uh, around Europe, uh, we’ve now picked up, uh, some ground in and around Wolfsberg that we didn’t have previously. It was in another company, we managed to acquire that. So we’re gonna do a lot of exploring around, uh, Wolfsberg itself. Also, we have, uh, two zones in, in Wolfsberg we’ve only really drilled out zone one. Uh, zone two is only 350 meters away, so it’s very close and we want to be able to drill that. So Critical Metals will be drilling that, uh, area 350 meters away, called zone two as early as we can get approvals to do so. So yeah, we, uh, we hope to expand the, uh, the mine life and the resources, uh, at Wolfsberg as quickly as possible.

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Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) among Sizzle Acquisition Corp. (Nasdaq: SZZL) (“Sizzle”), European Lithium Ltd. (ASX: EUR) (“European Lithium”), European Lithium AT (Investments) Limited, a company formed in the British Virgin Islands which is wholly owned by European Lithium (“EUR BVI”), and certain other parties formed in connection with the transactions contemplated by the merger agreement (the “Merger Agreement”), including Critical Metals Corp. (“Critical Metals”) and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Critical Metals. Subject to its terms and conditions, the Merger Agreement provides that Sizzle and EUR BVI will become wholly owned subsidiaries of Critical Metals.

In connection with the Proposed Business Combination, Critical Metals has filed a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement to be sent to Sizzle shareholders and a prospectus for the registration of Critical Metals securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). The Registration Statement has not yet been declared effective. If and when the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, European Lithium and EUR BVI and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle, European Lithium, Critical Metals and EUR BVI and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle’s shareholders in connection with the Proposed Business Combination. Sizzle’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle’s Form 10-K filed with the SEC on March 28, 2023, and Sizzle’s definitive proxy statement filed with the SEC on January 17, 2023. To the extent that holdings of Sizzle’s securities by relevant reporting persons such as officers or directors as applicable, have changed since the amounts included in Sizzle’s Form 10-K, or proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Sizzle intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Critical Metals’, and European Lithium’s and/or EUR BVI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the future financial performance of Critical Metals; the growing global market demand for lithium-ion batteries and their raw material; Critical Metals’ liquidity requirements and capital resources; the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, European Lithium or EUR BVI or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on European Lithium’s and EUR BVI’s business relationships, operating results, current plans and operations of European Lithium and EUR BVI; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Critical Metals to grow and manage growth profitably; the possibility that Critical Metals, European Lithium and EUR BVI may be adversely affected by other economic, business, and/or competitive factors; Critical Metals’, European Lithium’s and EUR BVI’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; European Lithium’s and Critical Metals’ ability to execute on their business plans and strategy; those factors discussed in Sizzle’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents Sizzle has filed, or will file, with the SEC; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Critical Metals from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle nor European Lithium and EUR BVI presently know, or that Sizzle and European Lithium and/or EUR BVI currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle, European Lithium, Critical Metals nor EUR BVI undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.